Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206992

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus Dated April 22, 2016)

NEMUS BIOSCIENCE, INC.

Up to 14,804,163 Shares of Common Stock

This prospectus supplement no. 4 supplements the prospectus dated April 22, 2016, relating to the resale by the selling shareholders identified in the prospectus of up to 14,804,163 shares of our common stock, $0.001 par value, including (i) 8,125,000 shares of common stock, which equals 130% of the maximum number of shares of common stock issuable upon the conversion of shares of our Series B convertible preferred stock, par value $0.001 per share ("Preferred Stock") and 6,250,000 shares of common stock issuable upon exercise of the warrants which we sold to investors in a private placement on August 20, 2015, (ii) 187,500 shares of common stock issuable upon exercise of warrants issued to our placement agent and (iii) 241,663 shares of common stock which we sold to investors in a private placement on January 7, 2015.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on October 27, 2016.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 27, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2016

Nemus Bioscience, Inc
(Exact name of registrant as specified in its charter)

Nevada	000-55136	45-0692882
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

650 Town Center Drive, Suite 1770, Costa Mesa, CA 92626

(Address of principal effective offices) (Zip Code)

Registrant's telephone number, including area code: (949) 396-0330

______________________________________________

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On October 26, 2016, Nemus Bioscience, Inc. (the "Company") entered into Lock Up Agreements (“Lock-Up Agreements”), with each of the Company’s officers and directors, including Brian S. Murphy, Elizabeth M. Berecz, Cosmas N. Lykos, Gerald W. McLaughlin, Thomas A. George and Douglas S. Ingram (collectively, the “Lock-Up Stockholders”), as a condition to, and to be effective, on the closing of the Securities Purchase Agreement entered into by the Company and certain investors on October 26, 2016 (the “Securities Purchase Agreement”). The Lock-Up Agreements provide that each of the Lock-Up Stockholders have agreed to refrain from selling shares of the Company’s common stock from the date of the Lock-up Agreements and to the date that is ninety (90) days after the earlier of (i) the date that one or more registration statement covering the resale of all the shares of common stock underlying the Series C Convertible Preferred Stock sold pursuant to the Securities Purchase Agreement has been effective and available for the re-sale of all such securities and (ii) the date all the shares of common stock underlying the Series C Convertible Preferred Stock sold pursuant to the Securities Purchase Agreement are eligible for sale without restriction or limitation pursuant to Rule 144.

The foregoing description of the Lock-Up Agreements is not complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreements, a copy of which is filed as Exhibit 10.1 to this report and is incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

On October 26, 2016, the Company closed the sale of 500 shares of Series C Convertible Preferred Stock (“Preferred Shares”) to certain accredited investors (as such terms are defined in the Securities Act of 1933 and the rules and regulations promulgated thereunder, all as amended, collectively, the “Purchasers”) at an aggregate purchase price of $500,000 (the “Financing”), or $1,000 for each Preferred Share pursuant to the Securities Purchase Agreement. The designations, preferences and relative rights of the of Series C Convertible Preferred Stock are specified in the Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock, a description of which is provided below in Item 5.03.

As part of the terms of the Agreement, the Company entered into a Registration Rights Agreement with the Purchasers pursuant to which the Company has agreed to file a registration statement to register for resale the shares of common stock underlying the Preferred Shares, within 30 calendar days following the closing of the Financing. Subject to certain exceptions, in the event the registration statement does not become effective within certain time periods set forth in the Registration Rights Agreement, the Company would be required to pay the Purchasers in the Financing an amount in cash equal to two percent (2.0%) of the aggregate purchase price of the Preferred Shares every month until such time as the registration statement becomes effective or the shares of common stock underlying the Preferred Shares sold in the Financing may be sold by the Purchasers pursuant to Rule 144 without any restrictions or limitations.

The foregoing description of the Securities Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the form of Securities Purchase Agreement, and the form of Registration Rights Agreement, attached to the Company’s Current Report on Form 8-K filed with the Commission on October 26, 2016, each of which is incorporated herein by reference.

The Preferred Shares issued at the closing of the Financing, were offered and issued in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The Purchasers represented to the Company that each was an “accredited investor” as such term is defined under Regulation D and the Financing did not involve any form of general solicitation or general advertising.

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Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 26, 2016, the Company filed a Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock (the "Certificate of Designation") with the Secretary of State of Nevada to create a series of preferred stock consisting of five hundred (500) out of the twenty million (20,000,000) shares of the Company's Preferred Stock, which will be designated "Series C Convertible Preferred Stock." The Certificate of Designation was approved by the Company's Board of Directors on October 25, 2016. The Certificate of Designation provides, among other things, that:

•	The Preferred Shares have a stated value of $1,000 per share (“Stated Value”) and are convertible into shares of common stock at a conversion price of $0.40.

•	The Series C Convertible Preferred Stock include customary provisions including anti-dilution protection, rights upon a fundamental transaction and adjustments for dividends and purchase rights.

•	The Series C Convertible Preferred Stock includes a “most favored nation” provision which provides that as long as the Purchasers hold any of the Preferred Shares, if the Company issues any new securities in a private placement or public offering (a “Subsequent Financing”), the Investors may exchange all of the Preferred Shares at their Stated Value for the securities issued in the Subsequent Financing on the same terms of such Subsequent Financing.

•	The Series C Convertible Preferred Stock has a limitation on conversion into common stock to preclude the holder from acquiring beneficial ownership of more than 4.99% of our outstanding common stock, which may be increased to 9.99% in certain circumstances.

This brief description of the Certificate of Designation is not intended to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation as attached as Exhibit 3.1 to this report and is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On October 27, 2016, the Company issued a press release announcing the closing of the Financing. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The Company is furnishing the information in this Current Report on Form 8-K and in Exhibit 99.1 to comply with Regulation FD. Such information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statement and Exhibits.

(d) Exhibits

Exhibit Number	Description
3.1	Certificate of Designation of the Relative Rights and Preferences of the Series C Convertible Preferred Stock filed with the Secretary of State of Nevada on October 26, 2016
10.1	Form of Lock-Up Agreement
99.1	Press release dated October 27, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nemus Bioscience, Inc.

Date: October 27, 2016	By:	/s/ Elizabeth Berecz
Elizabeth Berecz
Chief Financial Officer

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